Exhibit 99.51

Having reviewed the cited legal and regulatory precepts, the Board of Directors of the National Energy Commission, in its July 4, 2007 session

RESOLVES

To grant the authorization requested by ACCIONA, S.A. and ENEL ENERGY EUROPE, S.r.l. for acquisition of the shares of ENDESA, S.A. that result from the settlement of the Takeover Bid, by both ACCIONA, S.A. (which may reach 25.01 percent) and by ENEL ENERGY EUROPE, S.r.l. (which may possibly reach 74.99 percent).

Any other legal transaction, whether or not deriving from the Agreement on ENDESA Shares signed between the ENEL Group (ENEL) and the ACCIONA Group (ACCIONA) on March 26, 2007 that, because it has an impact on the shares of ENDESA S.A. or a direct impact on the assets of the ENDESA Group (ENDESA), requires prior authorization from the National Energy Commission, pursuant to Function Fourteen of the Additional Provision Eleven, three, 1 of Law 34/1998 of October 7, must be submitted to a new authorization procedure in the terms set forth in the aforementioned function.

This authorization is subject to the following conditions:

ONE – ACCIONA and ENEL will maintain ENDESA S.A. as an independent company with full operative responsibility in the fulfillment of its business plan and the head company of its group, maintaining its trademark, as well as its corporate headquarters, board of directors and effective management and decision-making center in Spain.

TWO – ACCIONA and ENEL will submit a detailed report to this Commission every six months describing and, if applicable, justifying possible financial transactions or policies that involve significant changes in the net worth of ENDESA, as well as transactions between ENDESA and companies controlled or partly owned (with a direct or indirect stake equal to or greater than 20 percent) by ACCIONA or ENEL, such as transfers of funds, assets, rights and/or contracts that could have a negative effect on the independent management of ENDESA or its operating or financial solvency. The ENDESA dividends policy must be understood as affected by this condition. The first report will be submitted within 90 days after the takeover of ENDESA

The applicants must keep ENDESA duly capitalized. ENDESA must have a debt service ratio, expressed as net financial debt/EBITDA, of less than 5.25 for at least five years after the takeover of ENDESA. The applicants must report the evolution of that ratio to the National Energy Commission quarterly. The first report will be submitted within 60 days after the takeover of ENDESA, and must itemize the specific items included in the calculation, for their validation by this National Energy Commission.

THREE – ACCIONA and ENEL will assume and make, through the control that they exercise over ENDESA, all the investments in regulated gas and electricity activities, both transportation and distribution, as well as the investments in strategic assets to which ENDESA has committed for both sectors (as defined in Function Fourteen of Additional Provision Eleven, three, 1 of Law 34/1998), included in: (1) the latest investment plans announced by this company for the 2007-2011 period listed in this Resolution, (2) in the document Planning for the gas and electricity sectors. Development of transportation networks, 2002-2012, approved by the Council of Ministers and submitted to Parliament, as well as in (3) the Standard Report on demand for electrical energy and natural gas and its coverage of the National Energy Commission.

Moreover, ACCIONA and ENEL will comply with the time periods for completion of the infrastructures included in the documents mentioned above.

This obligation is understood as without prejudice to the possible adaptation, duly justified, of ENDESA’s investment plans to exceptional circumstances that may arise in the sector, such as changes in energy demand or in the regulatory conditions.

The top priority for the funds generated by ENDESA will be to handle the financing and execution of the above plans. During the 2007-2012 period, the ENDESA companies that engage in regulated activities or have strategic assets in Spain may only distribute dividends when the funds generated by them (defined as cash flow or combined net profits for the fiscal year and amortizations) are sufficient to handle both their investment commitments and the service of the financial debt and the corresponding financing expenses.

In order to facilitate the control and tracking of the investment commitments in distribution, ACCIONA and ENEL will submit the aforementioned investment plan for regulated activities to the National Energy Commission within three months after the possible takeover of ENDESA, detailing the investments in distribution by zones or comarcas [counties], as well as the schedule for them. For the gas sector, the investment plan will distinguish between high and low pressure facilities. For the investments in high pressure, the plan will include the list of specific facilities and specify the assets that are financed by the company itself and those whose financing is assumed by the users. For the electrical sector, the investment plan will distinguish between high and low voltage facilities. For the investments in high voltage, the plan will include the list of specific facilities and will specify the assets that are financed by the company itself, and those for which financing is assumed by the users.

Before April 1 of each year, ACCIONA and ENEL will send the National Energy Commission a yearly report with information on the investments actually made, broken down by Autonomous Communities, stating the level of compliance with the investment commitments.

FOUR – Given the special characteristics of the nuclear assets in relation to public safety, in exercising their control over ENDESA, ACCIONA and ENEL will have the following obligations related to this matter:

1.	assume and maintain the current obligations and regulations on nuclear energy and, specifically, compliance with all codes and agreements with the rest of the shareholders in the management of nuclear plants with regard to safety and the uranium supply;

2.	maintain a clearly identified, auditable unit at ENDESA that is assigned the company’s responsibility with regard to defining policies, monitoring and decision-making relative to the management of nuclear assets, both at the Ascó I plant and at other plants whose ownership is shared with other companies. This unit will be set up in such a way as to ensure at least the current level of ENDESA’s technical and professional solvency in nuclear matters;

3.	ensure that ENDESA prepares an annual report that includes the list of ENDESA’s activities over the past year in the nuclear area; the investment plans for the next year, and the strategic lines for at least the next five years. This report will include at least detailed information on aspects such as the strategic policy in nuclear and management matters, outages and incidents at the plants, supplies, maintenance, corporate governance situation in the companies that manage the plants with shared ownership, training plans, Human Resources, Research, Development, innovation and any additional aspect that affects safety issues.

Moreover, the report will indicate which activities will be done with ENDESA’s own resources, and which will be done with outside resources. This report will be submitted to the ENDESA Board of Directors for review and approval, and subsequently sent to the National Energy Commission.

FIVE – For a period of five years after acquisition of ENDESA, ACCIONA and ENEL will ensure that the annual aggregate consumption of each plant owned by ENDESA which currently uses domestic coal is no less than the aggregate annual quantities established for these facilities’ consumption in the 2006–2012 National Coal Mining Plan.

SIX – For a period of five years after the takeover of ENDESA, ACCIONA and ENEL will keep the current management companies for the transportation, distribution and generation assets of the mainland and island territories electrical systems within the ENDESA group.

SEVEN – With regard to ENDESA’s fuel supply contracts, the following obligations will be observed:

1.	The management and operations center for all ENDESA fuel supply contracts will be maintained with separate and independent management as an integral part of the ENDESA structure.

2	ENDESA will maintain ownership of the current and future contracts for covering fuel demand, even if such contracts can be negotiated jointly with other contracts within a larger portfolio. In addition, except in duly justified cases, the ENDESA contracts: (1) if negotiated jointly with other contracts belonging to the requesting companies or their partly owned companies, will not include unfavorable stipulations with regard to the structure and conditions negotiated for the other contracts in that portfolio, without prejudice to possible adaptations to the functioning of the target markets; (2) will not establish clauses that call for particular circumstances in the event of change of control of the parties; and (3) will preferably include a direct contractual and supply relationship with the supplier, unrelated to the requesting companies, with which the contract is negotiated.

3.	ACCIONA and ENEL must guarantee the supply of natural gas to the Spanish market in at least the annual quantities established by ENDESA in its 2007–2011 plans. This obligation is understood as without prejudice to the possible adaptation, duly justified, of ENDESA’s plans.

4.	ACCIONA and ENEL will ensure that ENDESA prepares an annual report on its supply policies, with special reference to the aspects related to supply safety and the aspects mentioned in point 2 above. This report will be submitted to the

ENDESA Board of Directors for review and approval. It will also be sent to the National Energy Commission. In turn, ENEL and ACCIONA will each prepare and send to the National Energy Commission an equivalent supplementary report that specifically deals with the relative treatment given to ENDESA compared to the rest of the purchases of supplies for the requestors. The first reports will be submitted within 120 days after the takeover of ENDESA. When it so deems necessary, this Commission may request explanations or additional information.

EIGHT – Once a year and, in any event, at the request of the National Energy Commission, ENEL will submit a detailed report to this Commission explaining its short-, medium- and long-term corporate strategy in aspects that affect Spanish general interest or public safety. Of those aspects of ENEL corporate strategy that affect such interests—both in ENDESA and in the holding company that will be created pursuant to the Agreement on ENDESA shares signed on March 26, 2007 between ENEL and ACCIONA—the report will include those relative to the strategic assets, regulated activities and other activities that are subject to administrative intervention and involve a relationship of special control, defined in Function Fourteen of Additional Provision Eleven, three, 1 of Law 34/1998 of October 7. The first report will be submitted within 90 days after the takeover of ENDESA.

NINE – Within ten days after the Shareholders Meetings or meetings of the Board of Directors of ENDESA S.A. are held, ENEL will inform this Commission of the points on the agenda that were discussed, the resolutions adopted, as well as the way that their representatives voted and why, in relation to those points on the agenda involving matters that affect, in the terms indicated above, Spanish general interest or public safety. Based on the information received, the National Energy Commission may, within one month after the Shareholders Meeting or Board of Directors meeting is held, and after a hearing for ENEL and ENDESA, S.A., order, with justification, the revocation of any resolution for whose approval the support of ENEL representatives has been necessary in any phase of the process of its adoption, when the Commission believes that it may have a negative impact on Spanish general interest or public safety, in accordance with the criteria set forth in the function in exercise of which this Resolution is adopted, and for the purpose of preventing the additional risks made evident in the body thereof, resulting from the control and the special powers held by the Government of the Italian Republic in ENEL.

TEN – The National Energy Commission may proceed to revoke this authorization, including a partial revocation consisting of a modification of the conditions, after following the corresponding administrative procedure, in the following cases:

  In situations of particular seriousness for Spanish general interest or public safety resulting from the risks inherent to the transaction covered by this authorization.
  In the event of repeated non-compliance with condition NINE above.
  If the characteristics of ENDESA indicated in condition ONE above are substantially affected, or the ENDESA control structure is altered compared to the structure that has been used to asses the risks of the transaction.
  If the essential configuration of ENDESA is substantially altered through legal transactions on any of its assets.

ENEL ENERGY EUROPE, S.r.L. and ACCIONA S.A. must provide the National Energy Commission with the information that allows it to assess the possible presence of the two grounds for revocation mentioned above.

In the cases of revocation, once the procedure is initiated, this Commission may decide to temporarily suspend the exercise of the voting rights belonging to the shares of ENDESA S.A. that were acquired as a result of the acquisition transactions covered by this authorization by the company or companies in question.

Cases of total revocation of the authorization will entail the obligation to transfer the shares of ENDESA S.A. that were acquired as a result of the acquisition transactions covered by this authorization within a term of six months, for which the authorizations required by law must be obtained. During this time, and until the transfer of the shares of ENDESA S.A. is concluded, the suspension of the voting rights of the company shares pending transfer will remain in effect. In any event, the ENDESA board of directors will limit its actions to the regular ordinary management of the company, refraining from making or arranging any transaction that is not inherent to the company’s ordinary activity.

ELEVEN – Conditions EIGHT and NINE will be reviewed or, if applicable, set aside, when it is confirmed that limitations on access to the share capital of ENEL have been eliminated, as well as the special powers of intervention currently held by the Government of the Italian Republic in that company, and that the Italian Government lacks the ability to exercise effective control of its management by any other means.

TWELVE – The National Energy Commission may turn to the Government so that, pursuant to the provisions of Article 10 of Law 54/1994 of November 27 and Article 101 of Law 34/1998 of October 7, and for the purposes of guaranteeing the energy supply in emergency situations involving shortages or certain risks in that supply, as well as in case of a shortage in the supply of one or more sources of primary energy, the Government adopts the measures described in the aforementioned provisions.

An appeal against this Resolution may be filed with the Ministry of Industry, Tourism and Commerce, as established in Additional Provision Eleven, Three, 5 of Law 34/1998 of October 7 on the Hydrocarbons Sector, within the term of one month, counted as of the day following receipt of this notice.